

May 3, 2011

Via E-mail

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

> **Re: NGL Energy Partners LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 28, 2011**
> **File No. 333-172186**

Dear Mr. Krimbill:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Prospectus Cover Page

1. Please remove the references to "Joint Book-Running Managers," "Lead Managers," and "Co-Managers" on the cover page, since this information is not required by Item 501 and is not key to an investment decision. Refer to Item 501 of Regulation S-K and Rules 420(a) and 421(d) of Regulation C.

Capitalization, page 39

2. Please clarify whether the $3.8 million distribution to be paid to the NGL Energy LP Investor Group in May 2011 described in footnote (4) is the same as the $3.85 million distribution for taxable income allocated to your existing limited partners described on page 54.

Partnership Unaudited Pro Forma Cash Available for Distribution, page 47

3. Please explain to us why the pro forma depreciation adjustment of $7,554 for the fiscal year ended March 31, 2010 does not agree to that within the pro forma financial statements presented on page F-7, or revise. We note the amount disclosed on page F-7 for depreciation and amortization expense is $6,754.

Security Ownership of Certain Beneficial Owners and Management, page 138

4. With respect to any beneficial owner whose common units are subject to the over-allotment option, include a selling shareholder table listing the unit amounts such person might have redeemed if identical units are sold for the over-allotment option and identify each such beneficial owner as a "deemed underwriter" in the event the over-allotment option is exercised.

Certain Relationships and Related Party Transactions, page 140

5. Please revise this section to discuss the redemption of common units held by the NGL Energy LP Investor Group. The discussion should include the reasons for the redemption, the principle followed to determine the redemption price, the identity of the persons making the determination, and the original cost of the common units. Please also file as exhibits any documents relating to this arrangement. Refer to Item 404 of Regulation S-K.

Agreements with Affiliates, page 142

6. Please disclose the approximate dollar value of the amount involved under the shared services agreement with HOH, as indicated in your response to comment 25 in your letter dated March 22, 2011.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

7. We note your new disclosure on page F-2 that your pro forma condensed consolidated financial statements do not include the planned distribution of $3.8 million to the NGL Energy LP Investor Group to be paid on May 6, 2011. Please revise to give pro forma effect to the distribution contemplated or explain to us why you are not required to do so. Refer to SAB Topic 1.B.3 and Rule 11-01 of Regulation S-X.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director

cc: David P. Elder, Esq.
        Akin Gump Strauss Hauer & Feld LLP